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Exhibit 99.1

                           UNIFAB INTERNATIONAL, INC.
                               ANNOUNCES AGREEMENT

New Iberia, LA - (Business Wire) - April 26, 2002-- UNIFAB International, Inc. (NASDAQ: UFAB) UNIFAB International, Inc. and Midland Fabricators and Process Systems, L.L.C. jointly announced today the execution of their agreement whereby Midland will acquire a controlling interest in Unifab. Under the Agreement, shareholders of Unifab would retain a 10% ownership interest and would be offered the right to purchase an additional 15% of the Company at a price that is below the closing sale price of Unifab Common Stock on April 26, 2002. Consummation of the proposed transaction between Unifab and Midland is subject to various conditions.

Midland is owned 100% by William A. Hines and his family. Mr. Hines was a director of Unifab from 1998 until March 2001 and owns numerous companies involved in the oil field service industry. He will serve the Company as Chairman of the Board.

Prior to consummation of the proposed transaction, Peter J. Roman will serve as the interim president and chief executive officer of Unifab, replacing Jerome E. Chojnacki. Mr. Roman has been the Company's chief financial officer since the Company became publicly traded in June 1997. Mr. Roman stated, "Our board believes that our association with Mr. Hines, who is a well known and well respected partner in this industry, will be of tremendous benefit to our shareholders, employees and customers."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. The Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, UNIFAB's ability to replace the current credit facility and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.


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